[KMK Letterhead]
July 29, 2019

VIA EDGAR
Ms. Linda Cvrkel Ms. Suying Li Securities and Exchange Commission Division of Corporation Finance Office of Beverages, Apparel and Mining 100 F. Street, NE Washington, D.C. 20549

Re:	Medpace Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed February 26, 2019 Form 10-Q for Fiscal Quarter Ended March 31, 2019 Filed April 30, 2019 File No. 001-37856
Dear Ms. Cvrkel and Ms. Li:
This firm represents Medpace Holdings, Inc. (“Medpace”).  We have received and reviewed your letter dated July 26, 2019 related to the above-referenced filings.  In accordance with your request, on behalf of Medpace, we have responded to the comment included in your letter.
Form 10-K for Fiscal Year Ended December 31, 2018
Exhibits 31.1 and 31.2, page 1
1.
It appears that your officer certifications filed under Exhibits 31.1 and 31.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please note this additional language became effective for your first annual report required to contain management’s report on internal control over financial reporting and in all periodic reports filed thereafter. Please revise your filings to include the correct certifications. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13. This comment is also applicable to your Form 10-Q for fiscal quarter ended March 31, 2019.

Response: As requested, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and in future periodic reports, Medpace will include the required language referring to internal control over financial reporting in the introductory sentence of paragraph 4 of the Section 302 certifications.
* * * * * * * * * * * *
We trust that the foregoing sufficiently addresses your comments.  We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 579-6469.
Sincerely,
KEATING MUETHING & KLEKAMP PLL
/s/ F. Mark Reuter
F. Mark Reuter
FMR:ebb

cc:	Stephen P. Ewald (via e-mail at s.ewald@medpace.com)